                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             _____________________


                                   FORM 11-K

                             _____________________


(Mark One)

                 [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended June 30, 1996


                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from ________ to ________

Commission file number 1-3863

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                  Harris Corporation Union Retirement Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Harris Corporation
                                  1025 W. NASA Blvd.
                                  Melbourne, Florida 32919

                               HARRIS CORPORATION
                              UNION RETIREMENT PLAN

                              Financial Statements

                                  June 30, 1996

HARRIS CORPORATION UNION RETIREMENT PLAN

Table of Contents

June 30, 1996                                                              PAGE
-------------------------------------------------------------------------------





INDEPENDENT AUDITOR'S REPORT                                                   1


FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits                          2-5

    Statement of Changes in Net Assets Available for Benefits                6-7

    Notes to Financial Statements                                           8-12







































-------------------------------------------------------------------------------

                       [BRAY, BECK & KOETTER LETTERHEAD]




                          INDEPENDENT AUDITOR'S REPORT



Investment Committee
Harris Corporation Union Retirement Plan
Melbourne, Florida


We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Union Retirement Plan (the "Plan") as of June 30, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended June 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1996 and 1995, and the changes in its net assets available for benefits for the year ended June 30, 1996, in conformity with generally accepted accounting principles.



                                                /s/ Bray, Beck & Koetter



Melbourne, Florida
October 3, 1996













                                                                               1
--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS



HARRIS CORPORATION UNION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 1996 and 1995
------------------------------------------------------------------------------------------

                                                         June 30, 1996
------------------------------------------------------------------------------------------
                                                                      Money       Equity
                                       Balanced      Short-Term       Market      Income
                                        Fund         Bond Fund         Fund        Fund
                                    ------------    -----------      -------     ---------

ASSETS

INVESTMENTS (NOTE 3):
    Plan interest in Harris
      Corporation Master Trust       $16,390,846   $10,317,935 $       4,803   $ 5,468,465
    Participant loans                        -             -             -             -
                                    ------------  ------------  ------------  ------------
      Total investments               16,390,846    10,317,935         4,803     5,468,465

RECEIVABLES:
    Contributions receivable from
      Harris Corporation               1,444,426           -             -             -
    Accrued interest and dividends        83,306       111,454           612        21,195
    Securities sold                      138,790           -             -           5,951
                                    ------------  ------------  ------------  ------------


      Total receivables                1,666,522       111,454           612        27,146

CASH AND CASH EQUIVALENTS (NOTE 2)       203,510       113,845       133,138       522,546
                                    ------------  ------------  ------------  ------------

      Total assets                    18,260,878    10,543,234       138,553     6,018,157

LIABILITIES

Accrued expenses                           1,442           -             -             -
Securities purchased                     217,361       153,066           -          40,045
                                    ------------  ------------  ------------  ------------

      Total liabilities                  218,803       153,066           -          40,045
                                    ------------  ------------  ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS    $18,042,075   $10,390,168   $   138,553   $ 5,978,112
                                    ============  ============  ============  ============
















  See accompanying notes to financial statements.                              2
-------------------------------------------------------------------------------




----------------------------------------------------------------------------------


----------------------------------------------------------------------------------
    Equity        Stable                     Harris
    Index         Value         Growth     Corporation    Loan
    Fund          Fund           Fund       Stock Fund     Fund          Total
-----------    ---------      ---------  -------------- --------       --------




$ 1,664,315   $ 5,631,649   $ 2,689,978     $ 594,685   $       -     $42,762,676
        -             -             -             -       1,378,738     1,378,738
-----------  ------------  ------------    ----------  ------------  ------------
  1,664,315     5,631,649     2,689,978       594,685     1,378,738    44,141,414


        -             -             -             -             -       1,444,426
      2,517        30,071         1,373            95           -         250,623
        143           -           3,174           -             -         148,058
-----------  ------------  ------------    ----------  ------------  ------------

      2,660        30,071         4,547            95           -       1,843,107

     52,373        24,381        34,432        14,247           -       1,098,472
 ----------  ------------  ------------    ----------  ------------  ------------

  1,719,348     5,686,101     2,728,957       609,027     1,378,738    47,082,993



      2,575           -             -             -             -           4,017
        -             -           5,241           -             -         415,713
-----------  ------------  ------------    ----------  ------------  ------------

      2,575           -           5,241           -             -         419,730
-----------  ------------  ------------    ----------  ------------  ------------

$ 1,716,773   $ 5,686,101   $ 2,723,716   $   609,027   $ 1,378,738   $46,663,263
===========   ===========   ===========   ===========   ===========   ===========

















Continued                                                                     3
-------------------------------------------------------------------------------


HARRIS CORPORATION UNION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 1996 and 1995
-------------------------------------------------------------------------------------------------

                                                               June 30, 1995
-------------------------------------------------------------------------------------------------
                                                                           Money       Equity
                                            Balanced     Short-Term        Market      Income
                                              Fund       Bond Fund         Fund         Fund
                                         ------------  ------------      --------   -----------


ASSETS

INVESTMENTS (NOTE 3):
    Plan interest in Harris Corporation
      Master Trust                        $11,480,525   $ 9,536,069       $63,652    $3,400,962
    Participant loans                             -             -             -             -
                                         ------------  ------------      --------   -----------

      Total investments                    11,480,525     9,536,069        63,652     3,400,962

RECEIVABLES:
    Contribution receivable from
      Harris Corporation                    1,116,112           -             -             -
    Accrued interest and dividends             70,032       113,103           330           -
    Securities sold                               -             -             -             -
                                         ------------  ------------      --------   -----------

      Total receivables                     1,186,144       113,103           330           -

CASH AND CASH EQUIVALENTS (NOTE 2)          1,035,208        43,944        14,473            10
                                         ------------  ------------     ---------  ------------

      Total assets                         13,701,877     9,693,116        78,455     3,400,972



LIABILITIES

Accrued expenses                                5,127           -             -             -
Securities purchased                          180,986       238,232           -             -
                                         ------------  ------------      --------   -----------
      Total liabilities                       186,113       238,232           -             -
                                         ------------  ------------      --------   -----------

NET ASSETS AVAILABLE FOR BENEFITS         $13,515,764   $ 9,454,884   $    78,455   $ 3,400,972
                                          ===========   ===========   ===========   ===========













  See accompanying notes to financial statements.                              4
--------------------------------------------------------------------------------




---------------------------------------------------------------------------------


---------------------------------------------------------------------------------
  Equity         Stable                      Harris
  Index          Value        Growth      Corporation      Loan
  Fund           Fund          Fund        Stock Fund      Fund          Total
-----------   -----------   -----------   -----------   -----------   -----------






$   588,356   $ 4,951,437   $ 1,392,844   $   207,621   $       -     $31,621,466
        -             -             -             -       1,195,555     1,195,555
-----------   -----------   -----------   -----------   -----------   -----------

    588,356     4,951,437     1,392,844       207,621     1,195,555    32,817,021




        -             -             -             -             -       1,116,112
        755        26,290             5            18           -         210,533
        -           1,824           -             -             -           1,824
-----------   -----------   -----------   -----------   -----------   -----------

        755        28,114             5            18           -       1,328,469

      7,273       245,891           -          10,817           -       1,357,616
-----------   -----------   -----------   -----------   -----------   -----------

    596,384     5,225,442     1,392,849       218,456     1,195,555    35,503,106





        731           -             -             -             -           5,858
        -             -             -             -             -         419,218
-----------   -----------   -----------   -----------   -----------   -----------

        731           -             -             -             -         425,076
-----------   -----------   -----------   -----------   -----------   -----------

$   595,653   $ 5,225,442   $ 1,392,849   $   218,456   $ 1,195,555   $35,078,030
===========   ===========   ===========   ===========   ===========   ===========













                                                                               5
-------------------------------------------------------------------------------



HARRIS CORPORATION UNION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 1996
-------------------------------------------------------------------------------------------------------------------



                                                                                          Money        Equity
                                                          Balanced       Short-Term       Market       Income
                                                            Fund         Bond Fund         Fund         Fund
                                                        ------------    ------------    ----------   ----------

INCREASES:
    Plan interest in Harris Corporation
      Master Trust investment income                      $1,914,408    $    521,467    $    5,156   $  982,655
    Interest income                                              -               -             -            -
    Cash contributions from Harris
      Corporation under profit-
      sharing program                                      1,444,426             -             -            -
    Cash contributions under deferred income program:
         From Harris Corporation                             489,664         982,757         6,118      265,237
         From plan participants                            1,247,887         631,480         8,490      580,069
                                                        ------------    ------------    ----------   ----------

                                                           5,096,385       2,135,704        19,764    1,827,961

NET PARTICIPANTS' TRANSFERS
    BETWEEN FUNDS                                           (211,268)       (876,427)       40,670      796,688

DECREASES:
    Benefits paid directly to
      participants                                           309,621         295,433           -         44,974
    Administrative expenses                                   49,185          28,560           336        2,535
                                                        ------------    ------------    ----------   ----------

                                                             358,806         323,993           336       47,509
                                                        ------------    ------------    ----------   ----------

NET INCREASE IN NET
    ASSETS AVAILABLE FOR BENEFITS                          4,526,311         935,284        60,098    2,577,140

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                     13,515,764       9,454,884        78,455    3,400,972
                                                        ------------    ------------    ----------   ----------

    END OF YEAR                                         $ 18,042,075    $ 10,390,168    $  138,553   $5,978,112
                                                        ============    ============    ==========   ==========















  See accompanying notes to financial statements.                              6
-------------------------------------------------------------------------------




----------------------------------------------------------------------------

   Equity        Stable                   Harris
   Index         Value        Growth    Corporation    Loan
   Fund          Fund          Fund     Stock Fund     Fund          Total
----------   -----------    ----------  ----------- ----------   -----------

$  222,682   $   336,625    $  493,116   $ 75,031   $      -     $ 4,551,140
       -             -             -          -         98,667        98,667


       -             -             -          -            -       1,444,426


   118,760       278,404       144,485    218,698          -       2,504,123
   209,295       896,737       322,871     70,790          -       3,967,619
----------   -----------    ----------   --------   ----------   -----------

   550,737     1,511,766       960,472    364,519       98,667    12,565,975


   613,445      (876,621)      375,685     26,243      111,585           -



    41,707       165,742         2,240        191       27,069       886,977
     1,355         8,744         3,050        -            -          93,765
----------   -----------    ----------   --------   ----------   -----------

    43,062       174,486         5,290        191       27,069       980,742
----------   -----------    ----------   --------   ----------   -----------


 1,121,120       460,659     1,330,867    390,571      183,183    11,585,233


   595,653     5,225,442     1,392,849    218,456    1,195,555    35,078,030
----------   -----------    ----------   --------   ----------   -----------

$1,716,773   $ 5,686,101    $2,723,716   $609,027   $1,378,738   $46,663,263
==========   ===========    ==========   ========   ==========   ===========















                                                                               7
-------------------------------------------------------------------------------

HARRIS CORPORATION UNION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1996 and 1995
--------------------------------------------------------------------------------



1.  DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES

    The Harris Corporation Union Retirement Plan includes all domestic employees of Harris Corporation covered by a collective bargaining agreement.

    The Harris Corporation Union Retirement Plan and the Harris Corporation Retirement Plan share a common Profit-Sharing Program and Deferred Income Savings Program. The Corporation's annual contribution to the Balanced Fund under the Profit-Sharing Program is equal to 11.5% of the Corporation's adjusted and consolidated net income as defined under the plan documents, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees' individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 12% of their regular eligible compensation to the Plan in 1% increments. The contributions can be in pre-tax or after-tax dollars at the participant's election. The employer contributes a matching amount equal to 100% of the participant's contributions, to a maximum of 6.857% of eligible compensation. Participants become eligible to receive allocations under the Profit-Sharing Program and matching contributions under the Deferred Income Savings Program after completing one year of credited service. Participants are eligible to make elective contributions on a pre-tax or after-tax basis during the first year of service.

    Distributions from the Plan can be made in the event of death, disability, termination of employment or financial hardship.

    The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plan. Payback periods range from one to 4 1/2 years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of their 401(k) plan contributions.

    A participant's right to profit-sharing funds and employer matched deferred income contribu tions becomes vested using a formula based upon service, with 30% vesting after three years of credited service, an additional 10% vesting for the fourth year, and an additional 20% vesting for each of the three following years of credited service. At the time of retirement, death, or termination of employment, a participant's vested share of the Plan assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Corporate Administrative Committee.

    A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation's contributions unless the participant returns to employment within five years. The forfeited contributions reduce the cash contributions from the Corporation.




                                                                               8
--------------------------------------------------------------------------------

HARRIS CORPORATION UNION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1996 and 1995
--------------------------------------------------------------------------------



1.  DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    In the event of termination of the Plan, the net assets of the Plan are to be converted into cash and distributed in a lump sum to each participant or beneficiary of a deceased participant based upon their beneficial interest in the Plan, net of any participant loans outstanding.

    Upon enrollment into the Plan, a participant may direct employer and employee contributions in any of eight investment options. The investment options are fully described in the "Employer Summary Plan Description". Elections to change funds can be made once every month; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Short-Term Bond Fund or the Money Market Fund.

    The accounting records of the Plan are maintained on the accrual basis.

    The fair value of the Plan's interest in the Harris Corporation Master Trust (the "Master Trust") is based on the beginning of year value of the Plan's interest in the trust plus actual contribu tions and allocated investment income less actual distribution and allocated administrative expenses. Quoted market prices are used, when available, to value investments in the Master Trust. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Investments in unallocated insurance contracts are stated at contract value. Participant loans are stated at cost.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

    The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

    Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Trust fund. In both fiscal 1996 and 1995, Harris Corporation elected to pay administrative expenses such as legal fees, tax counsel and accounting fees. Trustee, investment manager fees and certain administrative expenses were paid by the Plan.


2.  TRANSACTIONS WITH PARTIES-IN-INTEREST

    Under Department of Labor regulations for reporting and disclosure, an employee benefit plan is required to report investment transactions and compensation paid to a "party-in-interest".

    The term "party-in-interest" is broadly defined but would include Harris Corporation as the Plan Sponsor; Bankers Trust Company as Trustee; and any person or corporation that renders services to the Plan.



                                                                               9
--------------------------------------------------------------------------------

HARRIS CORPORATION UNION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1996 and 1995
--------------------------------------------------------------------------------



2.  TRANSACTIONS WITH PARTIES-IN-INTEREST, CONTINUED

    Included in cash and cash equivalents at June 30, 1996 and 1995 are 858,738 and 1,125,055 shares, respectively, of BT Pyramid Directed Account Cash Fund, with a fair value of $858,738 and $1,125,055, respectively. Investments of the Master Trust include 48,102 shares of Bankers Trust Small Capitalization Fund with a fair value of $27,568,416 at June 30, 1996.

    At June 30, 1996 and 1995, 222,053 and 132,223 shares, respectively, of Harris Corporation common stock were included in investments of the Harris Corporation Master Trust.


3.  INTEREST IN HARRIS CORPORATION MASTER TRUST

    The Harris Corporation Master Trust was established for the investment of assets of the Plan and the Harris Corporation Retirement Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Bankers Trust Company. At June 30, 1996 and 1995, the Plan's interest in the net assets of the Master Trust was approximately 2.67% and 2.31%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

    Investments of the Master Trust are as follows:


                                                          1996             1995
                                                    --------------   --------------

Fair value as determined by quoted market prices:
  U.S. government securities                        $  238,229,856   $  256,477,882
  Corporate debt securities                            128,320,993      118,257,194
  Foreign debt securities                               17,869,790              -
  Corporate equity securities                          702,688,555      295,431,424
  Provident Endeavor Growth Fund                               -         87,249,847
  T. Rowe Price Equity Income Fund                             -        193,232,584
  Wells Fargo Bank Index Fund                          174,934,990      178,768,644
  Putnam New Opportunities Fund                        114,490,640              -
                                                    --------------   --------------


                                                     1,376,534,824    1,129,417,575

Fair value as determined by investee company:
  J.P. Morgan Real Estate Fund                          29,203,028       26,304,218

Contract value:
  Unallocated insurance contracts                      196,103,471      213,703,017
                                                    --------------   --------------

                                                    $1,601,841,323   $1,369,424,810
                                                    ==============   ==============







                                                                              10
--------------------------------------------------------------------------------

HARRIS CORPORATION UNION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1996 and 1995
--------------------------------------------------------------------------------



3.  INTEREST IN HARRIS CORPORATION MASTER TRUST, CONTINUED

    Investment income for the Master Trust is as follows:


                                                                               1996            1995
                                                                          -------------    ------------

Net appreciation (depreciation) in fair value as determined by quoted market price:
     U.S. government securities                                           $  (1,744,855)   $  6,284,253
     Corporate debt securities                                               (2,812,728)      3,190,047
     Foreign debt securities                                                   (408,567)            -
     Corporate equity securities                                             75,231,983      54,787,093
     Provident Endeavor Growth Fund                                                 -        17,174,126
     T. Rowe Price Equity Income Fund                                               -        18,984,069
     Wells Fargo Bank Index Fund                                             49,971,202      32,482,357
     Putnam New Opportunities Fund                                           13,627,254             -
                                                                          -------------    ------------

                                                                            133,864,289     132,901,945

Net appreciation (depreciation) in fair value as determined by investee company:
     J.P. Morgan Real Estate Fund                                               956,872         277,049
                                                                          -------------    ------------

                                                                            134,821,161     133,178,994
Interest and dividends                                                       86,597,258      63,014,155
                                                                          -------------    ------------

                                                                          $ 221,418,419    $196,193,149
                                                                          =============    ============


4.  INCOME TAX STATUS

    The Internal Revenue Service has ruled that the Plan qualifies under
    Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 1996 and 1995 to Form 5500:


                                                    1996             1995
                                                ------------    ------------

Net assets available for benefits per the
  financial statement                           $ 46,663,264    $ 35,078,030
Amounts allocated to withdrawing participants       (146,374)       (275,414)
                                                ------------    ------------
Net assets available for benefits per the
  Form 5500                                     $ 46,516,890    $ 34,802,616
                                                ============    ============




                                                                              11
--------------------------------------------------------------------------------

HARRIS CORPORATION UNION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1996 and 1995
--------------------------------------------------------------------------------



5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500, CONTINUED

    The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 1996 to Form 5500:

     Benefits paid to participants per the financial statements      $ 886,977
     Add (deduct) amounts allocated to withdrawing participants:
       End of year                                                     146,374
       Beginning of year                                              (275,414)
                                                                     ----------

     Benefits paid to participants per Form 5500                     $ 757,937
                                                                     ==========

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to June 30 but not yet paid as of that date.


6.  AMENDMENTS

    The following amendments were made to the Plan during 1996.

    - The eligibility period for participation in the Deferred Income Savings Program was lifted, effective September 1. Employees are immediately eligible to make pre-tax or after-tax contributions of 1%- 12% of eligible compensation.

    - Immediate participation was allowed in the Harris Stock Fund, effective April 1. Employees are able to purchase Harris stock at a 30% discount.

    - Allocation of contributions to investment options was changed to allow allocations in 1% increments (versus 10%), effective March 1.




















                                                                              12
--------------------------------------------------------------------------------

                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.



                                                Harris Corporation
                                                Retirement Plan



                                                /s/ Edward T. Golitko
                                                ----------------------------
                                                Edward T. Golitko
                                                Plan Administrator


Date: December 20, 1996